Press Release
North America's Railroad

CN reports Q3-2016 net income of C$972 million,
or C$1.25 per diluted share

Another outstanding quarter with continued focus
on advancing safety, service and productivity

MONTREAL, Oct. 25, 2016 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended Sept. 30, 2016.

Third-quarter 2016 financial highlights
•	Net income was C$972 million, or C$1.25 per diluted share, compared with net income of C$1,007 million, or C$1.26 per diluted share for the third quarter of 2015.
•	Operating income declined five per cent to C$1,407 million.
•	Revenues decreased by six per cent to C$3,014 million. Carloadings declined four per cent and revenue ton-miles declined three per cent.
•	Operating expenses declined seven per cent to C$1,607 million.
•	A record 53.3 per cent operating ratio, a 0.5-point improvement over the prior-year quarter's performance.
•	Free cash flow (1) for the first nine months of 2016 was C$1,743 million, compared with C$1,741 million for the year-earlier period.

Luc Jobin, CN president and chief executive officer, said: "With solid execution from our industry-leading operating team and a network-wide focus on providing quality service, CN delivered outstanding results in the third quarter while facing a still sluggish North American and global economy.

"Despite shifting traffic demands, including a delayed Canadian grain harvest, we remained flexible and service-focused. We also continued to reinvest in our business and infrastructure, investments that are driving ongoing safety, service and productivity improvements, while we maintained our commitment to providing the long-term value that helps CN and its customers succeed."

CN is raising its financial outlook and now expects 2016 adjusted diluted EPS to be up approximately one per cent versus last year's adjusted diluted EPS (1) of C$4.44 (2) (compared with its July 25, 2016, financial outlook calling for 2016 adjusted EPS to be in line with last year).

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the third quarter of 2016 would have been lower by C$2 million, or unchanged per diluted share.

CN | 2016 Quarterly Review – Third Quarter

Press Release

Third-quarter 2016 revenues, traffic volumes and expenses
Revenues for the third quarter of 2016 were C$3,014 million, a decrease of six per cent, when compared to the same period in 2015. Revenues increased for grain and fertilizers (four per cent), automotive (three per cent), and forest products (two per cent), but were more than offset by revenue declines for coal (32 per cent), metals and minerals (20 per cent), petroleum and chemicals (13 per cent), and intermodal (four per cent).

The revenue decline was mainly attributable to lower volumes of crude oil, coal, and frac sand, and lower applicable fuel surcharge rates.

Carloadings for the quarter declined by four per cent to 1,332 thousand.

Revenue ton-miles (RTMs), measuring the relative weight and distance of rail freight transported by CN, declined by three per cent from the year-earlier quarter. Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by three per cent over the year-earlier period, mainly driven by an increase in the average length of haul and lower applicable fuel surcharge rates.

Operating expenses for the third quarter decreased by seven per cent to C$1,607 million, mainly due to lower costs resulting from decreased volumes of traffic and cost-management initiatives, and lower pension expense.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS guidance (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS guidance.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2016 key assumptions
CN has made a number of economic and market assumptions in preparing its 2016 outlook. The Company assumes that North American industrial production for the year will be slightly negative and assumes U.S. housing starts in the range of 1.2 million units and U.S. motor vehicle sales of approximately 17.5 million units. For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average. The Company assumes 2016/2017 grain crops in both Canada and the U.S. will be above their respective five-year averages. With these assumptions, CN expects total carloads for 2016 will decrease in the mid-single-digit range. CN expects continued pricing improvement above inflation. CN assumes that in 2016 the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80, and now assumes that the average price of crude oil (West Texas Intermediate) will be in the range of US$40 to US$50 per barrel (compared with its July 25, 2016, assumption of US$35 to US$45 per barrel). CN plans to invest approximately C$2.75 billion in its capital program, of which C$1.5 billion is targeted toward track infrastructure.

CN | 2016 Quarterly Review – Third Quarter

Press Release

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; effects of climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN's Quarterly Review available on the Company's website at www.cn.ca/quarterly-releases and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

CN | 2016 Quarterly Review – Third Quarter

Selected Railroad Statistics – unaudited
	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Financial measures

Key financial performance indicators (1)
Total revenues ($ millions)	3,014	3,222	8,820	9,445
Rail freight revenues ($ millions)	2,813	3,011	8,304	8,918
Operating income ($ millions)	1,407	1,487	3,917	3,912
Net income ($ millions)	972	1,007	2,622	2,597
Diluted earnings per share ($)	1.25	1.26	3.35	3.21
Adjusted diluted earnings per share ($) (2)	1.25	1.26	3.36	3.26
Free cash flow ($ millions) (2)	574	690	1,743	1,741
Gross property additions ($ millions)	890	937	2,029	2,064
Share repurchases ($ millions)	501	417	1,554	1,250
Dividends per share ($)	0.3750	0.3125	1.1250	0.9375

Financial position (1)
Total assets ($ millions) (3)	37,068	35,728	37,068	35,728
Total liabilities ($ millions) (3)	21,954	21,261	21,954	21,261
Shareholders' equity ($ millions)	15,114	14,467	15,114	14,467

Financial ratio
Operating ratio (%)	53.3	53.8	55.6	58.6

Operational measures (4)

Statistical operating data
Gross ton miles (GTMs) (millions)	105,535	109,740	309,002	331,839
Revenue ton miles (RTMs) (millions)	53,448	55,334	155,421	168,176
Carloads (thousands)	1,332	1,393	3,836	4,160
Route miles (includes Canada and the U.S.)	19,600	19,600	19,600	19,600
Employees (end of period)	22,166	23,862	22,166	23,862
Employees (average for the period)	22,134	24,173	22,353	24,711

Key operating measures
Rail freight revenue per RTM (cents)	5.26	5.44	5.34	5.30
Rail freight revenue per carload ($)	2,112	2,162	2,165	2,144
GTMs per average number of employees (thousands)	4,768	4,540	13,824	13,429
Operating expenses per GTM (cents)	1.52	1.58	1.59	1.67
Labor and fringe benefits expense per GTM (cents)	0.47	0.54	0.50	0.54
Diesel fuel consumed (US gallons in millions)	94.3	98.8	291.6	319.1
Average fuel price ($/US gallon)	2.43	2.58	2.26	2.72
GTMs per US gallon of fuel consumed	1,119	1,111	1,060	1,040
Terminal dwell (hours)	13.5	14.2	13.8	15.2
Train velocity (miles per hour)	27.4	26.9	27.5	26.0

Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.91	1.90	1.68	1.66
Accident rate (per million train miles)	1.31	1.79	1.32	2.25

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(3)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2015 balances have been restated. See Note 2 – Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

(4)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2016 Quarterly Review – Third Quarter

Supplementary Information – unaudited

	Three months ended September 30				Nine months ended September 30

	2016	2015	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2016	2015	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	532	609	(13%)	(13%)	1,602	1,838	(13%)	(16%)
Metals and minerals	303	377	(20%)	(19%)	905	1,105	(18%)	(21%)
Forest products	449	441	2%	2%	1,350	1,283	5%	1%
Coal	110	161	(32%)	(32%)	298	468	(36%)	(38%)
Grain and fertilizers	497	479	4%	4%	1,451	1,503	(3%)	(6%)
Intermodal	736	764	(4%)	(4%)	2,126	2,181	(3%)	(4%)
Automotive	186	180	3%	4%	572	540	6%	2%
Total rail freight revenues	2,813	3,011	(7%)	(6%)	8,304	8,918	(7%)	(10%)
Other revenues	201	211	(5%)	(5%)	516	527	(2%)	(5%)
Total revenues	3,014	3,222	(6%)	(6%)	8,820	9,445	(7%)	(9%)
Revenue ton miles (RTMs) (millions)
Petroleum and chemicals	10,711	12,445	(14%)	(14%)	31,592	38,487	(18%)	(18%)
Metals and minerals	5,186	5,626	(8%)	(8%)	14,640	16,767	(13%)	(13%)
Forest products	7,914	7,647	3%	3%	23,650	22,494	5%	5%
Coal	2,652	4,122	(36%)	(36%)	7,586	12,248	(38%)	(38%)
Grain and fertilizers	12,399	11,399	9%	9%	35,282	36,126	(2%)	(2%)
Intermodal	13,680	13,221	3%	3%	39,862	39,307	1%	1%
Automotive	906	874	4%	4%	2,809	2,747	2%	2%
Total RTMs	53,448	55,334	(3%)	(3%)	155,421	168,176	(8%)	(8%)
Rail freight revenue / RTM (cents) (2)
Petroleum and chemicals	4.97	4.89	2%	2%	5.07	4.78	6%	2%
Metals and minerals	5.84	6.70	(13%)	(13%)	6.18	6.59	(6%)	(10%)
Forest products	5.67	5.77	(2%)	(2%)	5.71	5.70	-	(4%)
Coal	4.15	3.91	6%	6%	3.93	3.82	3%	-
Grain and fertilizers	4.01	4.20	(5%)	(4%)	4.11	4.16	(1%)	(4%)
Intermodal	5.38	5.78	(7%)	(7%)	5.33	5.55	(4%)	(6%)
Automotive	20.53	20.59	-	-	20.36	19.66	4%	-
Total rail freight revenue / RTM	5.26	5.44	(3%)	(3%)	5.34	5.30	1%	(2%)
Carloads (thousands)
Petroleum and chemicals	149	161	(7%)	(7%)	443	483	(8%)	(8%)
Metals and minerals	213	221	(4%)	(4%)	577	701	(18%)	(18%)
Forest products	109	111	(2%)	(2%)	332	332	-	-
Coal	89	113	(21%)	(21%)	241	333	(28%)	(28%)
Grain and fertilizers	150	143	5%	5%	425	444	(4%)	(4%)
Intermodal	557	584	(5%)	(5%)	1,622	1,687	(4%)	(4%)
Automotive	65	60	8%	8%	196	180	9%	9%
Total carloads	1,332	1,393	(4%)	(4%)	3,836	4,160	(8%)	(8%)
Rail freight revenue / carload ($) (2)
Petroleum and chemicals	3,570	3,783	(6%)	(6%)	3,616	3,805	(5%)	(8%)
Metals and minerals	1,423	1,706	(17%)	(16%)	1,568	1,576	(1%)	(4%)
Forest products	4,119	3,973	4%	4%	4,066	3,864	5%	1%
Coal	1,236	1,425	(13%)	(13%)	1,237	1,405	(12%)	(15%)
Grain and fertilizers	3,313	3,350	(1%)	(1%)	3,414	3,385	1%	(2%)
Intermodal	1,321	1,308	1%	1%	1,311	1,293	1%	(1%)
Automotive	2,862	3,000	(5%)	(4%)	2,918	3,000	(3%)	(6%)
Total rail freight revenue / carload	2,112	2,162	(2%)	(2%)	2,165	2,144	1%	(2%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2) Amounts expressed in Canadian dollars.
CN | 2016 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the word "Company" or "CN" means, as the context requires, Canadian National Railway Company and its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
 CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure the performance of CN. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the nine months ended September 30, 2016, the Company reported adjusted net income of $2,629 million, or $3.36 per diluted share, which excludes a deferred income tax expense of $7 million ($0.01 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
For the nine months ended September 30, 2015, the Company reported adjusted net income of $2,639 million, or $3.26 per diluted share, which excludes a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2016 and 2015, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2016	2015	2016	2015
Net income as reported	$972	$1,007	$2,622	$2,597
Adjustment: Income tax expense	-	-	7	42
Adjusted net income	$972	$1,007	$2,629	$2,639
Basic earnings per share as reported	$1.26	$1.26	$3.37	$3.23
Impact of adjustment, per share	-	-	0.01	0.05
Adjusted basic earnings per share	$1.26	$1.26	$3.38	$3.28
Diluted earnings per share as reported	$1.25	$1.26	$3.35	$3.21
Impact of adjustment, per share	-	-	0.01	0.05
Adjusted diluted earnings per share	$1.25	$1.26	$3.36	$3.26

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.31 and $1.32 per US$1.00, respectively, for the three and nine months ended September 30, 2016, and $1.31 and $1.26 per US$1.00 respectively, for the three and nine months ended September 30, 2015.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2016 would have been lower by $2 million (unchanged per diluted share) and $82 million ($0.10 per diluted share), respectively.

CN | 2016 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and nine months ended September 30, 2016 and 2015, to free cash flow:

	Three months ended September 30		Nine months ended September 30
In millions	2016	2015	2016	2015
Net cash provided by operating activities	$1,488	$1,652	$3,824	$3,847
Net cash used in investing activities	(904)	(1,023)	(2,058)	(2,166)
Net cash provided before financing activities	584	629	1,766	1,681
Adjustment: Change in restricted cash and cash equivalents	(10)	61	(23)	60
Free cash flow	$574	$690	$1,743	$1,741

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2016	2015
Debt (1)		$10,693	$10,448
Adjustment: Present value of operating lease commitments (2)		552	668
Adjusted debt		$11,245	$11,116

Net income		$3,563	$3,441
Interest expense		476	414
Income tax expense		1,252	1,361
Depreciation and amortization		1,205	1,147
EBITDA		6,496	6,363
Adjustments:
Other income		(20)	(44)
Deemed interest on operating leases		26	31
Adjusted EBITDA		$6,502	$6,350
Adjusted debt-to-adjusted EBITDA multiple (times)		1.73	1.75

(1)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the prior period debt balance and related financial ratio have been adjusted. See Note 2 - Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

(2)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

The Company's adjusted debt-to-adjusted EBITDA multiple at September 30, 2016, as compared to the same period in 2015, improved by 1%, while both adjusted debt and adjusted EBITDA increased slightly.

CN | 2016 Quarterly Review – Third Quarter